ANGLO AMERICAN

04030196

Sec... ies and Exchange C...
450 Fifth Street, NW
Washington DC
USA

Company Secretarial Department

Linda Norris
Company Secretarial Assistant

Direct Fax +44 (0) 20 7698 8755
Direct Line +44 (0) 20 7698 8753
e-mail lnorris@angloamerican.co.uk

6 May, 2004

PROCESSED
MAY 19 2004
THOMSON FINANCIAL

SUPPL

Dear Sirs

Re: 12g3-2(b) Exemption for Anglo American plc
<u>Exemption number 82 – 97</u>

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public announcements relating to:

- Notification of Directors' Exercise of LTIP dated 06 May 2004.

Yours faithfully
For and on behalf of Anglo American plc

Linda Norris
Company Secretarial Assistant
Enc - 5 copies

MAY 17 2004

Dlw 5/19

K:\Min\Compsec\SEC\announce let to SEC.doc

ANGLO AMERICAN PLC (the "Company")

DIRECTORS' INTERESTS

The Company announces that on 5 May 2004, the following exercises of Long Term Incentive Plan Options, orginally granted in 2001, of ordinary shares of US$0.50 in the capital of the Company ("shares") were made by the following directors:-.

Name of Director	Number of Shares
Mr B E Davison	15,178*
Mr A W Lea	23,418**

* Mr Davison exercised his option to acquire 15,178 shares for a nominal price of £1.00. Accordingly his beneficial interest in the shares of the Company has risen by 15,178 shares.

** Mr Lea exercised his option to acquire 23,418 shares for a nominal price of £1.00 and sold 9,601 to satisfy tax and national insurance due on the award. Accordingly his beneficial interest in the shares of the Company has risen by 13,817 shares.

N Jordan
Company Secretary
6 May 2004

ANGLO AMERICAN PLC (the "Company")

DIRECTORS' INTERESTS

The Company announces that on 5 May 2004, the following exercises of Long Term Incentive Plan Options, orginally granted in 2001, of ordinary shares of US$0.50 in the capital of the Company ("shares") were made by the following directors:-.

Name of Director	Number of Shares
Mr B E Davison	15,178*
Mr A W Lea	23,418**

* Mr Davison exercised his option to acquire 15,178 shares for a nominal price of £1.00. Accordingly his beneficial interest in the shares of the Company has risen by 15,178 shares.

** Mr Lea exercised his option to acquire 23,418 shares for a nominal price of £1.00 and sold 9,601 to satisfy tax and national insurance due on the award. Accordingly his beneficial interest in the shares of the Company has risen by 13,817 shares.

N Jordan
Company Secretary
6 May 2004

ANGLO AMERICAN PLC (the "Company")

DIRECTORS' INTERESTS

The Company announces that on 5 May 2004, the following exercises of Long Term Incentive Plan Options, orginally granted in 2001, of ordinary shares of US$0.50 in the capital of the Company ("shares") were made by the following directors:-.

Name of Director	Number of Shares
Mr B E Davison	15,178*
Mr A W Lea	23,418**

* Mr Davison exercised his option to acquire 15,178 shares for a nominal price of £1.00. Accordingly his beneficial interest in the shares of the Company has risen by 15,178 shares.

** Mr Lea exercised his option to acquire 23,418 shares for a nominal price of £1.00 and sold 9,601 to satisfy tax and national insurance due on the award. Accordingly his beneficial interest in the shares of the Company has risen by 13,817 shares.

N Jordan
Company Secretary
6 May 2004

ANGLO AMERICAN PLC (the "Company")

DIRECTORS' INTERESTS

The Company announces that on 5 May 2004, the following exercises of Long Term Incentive Plan Options, orginally granted in 2001, of ordinary shares of US$0.50 in the capital of the Company ("shares") were made by the following directors:-.

Name of Director	Number of Shares
Mr B E Davison	15,178*
Mr A W Lea	23,418**

* Mr Davison exercised his option to acquire 15,178 shares for a nominal price of £1.00. Accordingly his beneficial interest in the shares of the Company has risen by 15,178 shares.

** Mr Lea exercised his option to acquire 23,418 shares for a nominal price of £1.00 and sold 9,601 to satisfy tax and national insurance due on the award. Accordingly his beneficial interest in the shares of the Company has risen by 13,817 shares.

N Jordan
Company Secretary
6 May 2004

ANGLO AMERICAN PLC (the "Company")

DIRECTORS' INTERESTS

The Company announces that on 5 May 2004, the following exercises of Long Term Incentive Plan Options, orginally granted in 2001, of ordinary shares of US$0.50 in the capital of the Company ("shares") were made by the following directors:-.

Name of Director	Number of Shares
Mr B E Davison	15,178*
Mr A W Lea	23,418**

* Mr Davison exercised his option to acquire 15,178 shares for a nominal price of £1.00. Accordingly his beneficial interest in the shares of the Company has risen by 15,178 shares.

** Mr Lea exercised his option to acquire 23,418 shares for a nominal price of £1.00 and sold 9,601 to satisfy tax and national insurance due on the award. Accordingly his beneficial interest in the shares of the Company has risen by 13,817 shares.

N Jordan
Company Secretary
6 May 2004